

August 11, 2023

Mei Mei Hu
Chief Executive Officer
Vaxxinity, Inc.
505 Odyssey Way
Merritt Island, Florida 32953

  Re: Vaxxinity, Inc.
    Registration Statement on Form S-3
    Filed August 9, 2023
    File No. 333-273822

Dear Mei Mei Hu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jimmy McNamara at 202-551-7349 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Yasin Keshvargar